UNITED STA[TES]
SECURITIES AND EXCHAN[GE COMMISSION]
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-52081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 3700
(No. and Street)

Chicago (City) **Illinois** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip E. Johnson **312-379-3700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas Ricketts, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Incapital LLC for the year ended December 31, 2010, are true and correct. I further affirm (or swear) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature   Date 2/23/2011

Chief Executive Officer
Title

Notary Public

OFFICIAL SEAL
Lorraine A. Swiatly
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 05/08/2012

Incapital LLC

(SEC I.D. No. 8-52081)

Statement of Financial Condition
as of December 31, 2010,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public** Document.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Executive Board and Member of
Incapital LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Incapital LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Incapital LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2011

INCAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH	$ 2,262,962
SECURITIES OWNED — At fair value	101,588,441
RECEIVABLE FROM BROKER DEALERS	8,547,313
OTHER ASSETS	1,042,335
TOTAL	$ 113,441,051

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to related party	$ 2,800,014
Payable to Parent	912,243
Securities sold, not yet purchased — At fair value	41,430,516
Securities sold under agreement to repurchase	8,911,208
Other liabilities	12,299,459
Total liabilities	66,353,440
MEMBER'S EQUITY	47,087,611
TOTAL	$ 113,441,051

See notes to the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an introducing broker-dealer that engages in the underwriting and trading of debt securities.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased, consist of securities underwritten by the Company or purchased in the secondary market. They are reported in the Statement of Financial Condition at fair value based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, swaps, credit spreads from both the Trade Reporting and Compliance Engine and dealers and swaption volatility quotes.

Derivative Financial Instruments — Derivative financial instruments ("derivatives") used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, and certain options are based on quoted market prices.

Unrealized gains or losses on derivatives are recognized currently in the Statement of Operations as trading revenues. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board (FASB) Accounting Standards Codification topic (ASC) 815-20, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Fair values of derivatives are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Resale and Repurchase Agreement — Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Subsequent Events— The Company has evaluated subsequent events through February 24, 2011, the date the Statement of Financial Condition was issued.

Revenue Recognition — Syndicate and management fees, which relate to best efforts underwriting transactions, are recorded when each offering closes.

Income Taxes — The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return. Therefore, no provision for income taxes is included in the Company's Statement of Financial Condition. The Company accounts for uncertain tax positions in accordance with ASC 740-10, *Income Taxes.*

3. NEW ACCOUNTING STANDARDS UPDATES

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, *Improving Disclosures About Fair Value Measurements*, which amends guidance for fair value measurement disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation, inputs and valuation techniques used to measure fair value. The Company's disclosures about fair value measurements will reflect the adoption of the amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments in 2011. The Company's disclosures about fair value measurements reflect the adoption of the remaining disclosure guidance in 2010.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, as of December 31, 2010, are as follows:

	Owned	Sold, Not Yet Purchased
Level 1	$ -	$ -
Level 2		
Corporate debt securities	2,037,670	73,495
Agency securities	41,486,372	-
Mortgage backed securities	46,485,897	41,357,021
Municipal securities	6,649,512	-
Exempt securities — Brokered certificates of deposit	4,928,990	-
Level 3	-	-
Total	$ 101,588,441	$ 41,430,516

ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy.

The three levels of the fair value hierarchy are described below:

- *Level 1* — Quoted prices in active markets for identical securities
- *Level 2* — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- *Level 3* — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The following is a description of the valuation methodologies used for securities measured at fair value, based on the statement of financial condition classification.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's security positions as of December 31, 2010 is as follows:

- *Corporate debt securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include US Treasury rates, swaps, credit spreads from both the Trade Reporting and Compliance Engine and dealers, and swaption volatility quotes.
- *Agency securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, swaps, credit spreads from both the Trade Reporting and Compliance Engine and dealers, and swaption volatility quotes.
- *Mortgage backed securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, TBA mortgage pool prices, swaps, credit spreads, and prepayment forecasts.
- *Municipal securities* — Based on quoted market prices based on bid and ask prices or quoted market prices based on bid and ask prices for securities of comparable quality, maturity, and interest rate.
- *Exempt securities* — Brokered certificates of deposit — based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, swaps, credit spreads, and swaption volatility quotes.

5. MANAGEMENT FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. Management fees of $912,243 was unpaid at December 31, 2010 and is included in payable to Parent on the Statement of Financial Condition.

6. OFF-BALANCE-SHEET RISK

As an introducing broker that may have customers, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

In addition, the Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures and options on futures contracts. These derivative financial instruments are used to manage market risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest. Derivative transactions are entered into to hedge other positions or transactions.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time. Both futures contracts and options on futures contracts are executed on an exchange. The credit risk of exchange-traded financial instruments is reduced by the regulatory requirements of the individual exchanges. Cash settlement on futures contracts is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. At December 31, 2010, the Company had a notional amount of $11,000,000 outstanding in derivative contracts, comprised of 93 futures contracts, which had a fair value of $(47,375) and is included in receivables from broker dealers on the Statement of Financial Condition. The fair value of futures contracts are calculated as the difference between the contract price at the trade date and the closing price on the valuation date as reported on the exchange on which the futures contract is traded. Futures contracts are classified as Level 1 within the fair value hierarchy.

The Company has sold securities that it does not currently own and is, therefore, obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2010 at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

7. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $250,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2010, the Company had net capital, as defined, of $41,960,730, which was $40,898,829 in excess of its required net capital of $1,061,901. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

8. RELATED PARTIES

The Company derives most of its revenues from the underwriting of debt instruments of corporate and agency issuers. A subsidiary of one of the corporate issuers is a unit holder of the Parent.

An affiliate of one of the Parent's unit holders has signed a marketing agreement with the Company wherein the affiliate receives a specified percentage of fees as defined in the agreement from the underwriting of debt of certain issuers. The marketing agreement expires in February 2018. The unpaid fees as of December 31, 2010 were $2,800,014 and included in payable to related party on the Statement of Financial Condition.

This affiliate of the Parent's unit holder also participated as a selling agent in the underwritings of all corporate issuers.

The Company entered into a $10,000,000 revolving loan agreement on August 1, 2008, with its Parent with a maturity date of July 31, 2013. The loan bears interest at the three-month Libor rate plus 100 basis points (1.3% at December 31, 2010). All accrued interest on the loan is due July 31 of each year until maturity or until paid in full. As of December 31, 2010 there were no amounts outstanding related to this loan agreement.

9. EQUITY INCENTIVE PLAN

In April 2009, the Parent adopted the Incapital Holdings, LLC Equity Incentive Plan (the "Plan"). The Plan provides the grant of equity-based awards in the form of restricted share units, options, or bonus shares of the Parent (collectively "the Awards") to employees of the Company. The total number of shares authorized under the Plan is 1,250,000. The Plan is administered by the Parent's Compensation Committee (the "Committee"). The Committee has the authority and discretion to determine the extent and terms (including vesting) of the Awards granted, as well as those eligible to receive the Awards.

Under the Plan the Company is allowed to pay bonus compensation in shares of the Parent. The Parent allocates the entire share-based compensation expense to the Company as all those receiving shares are considered employees of the Company. The shares awarded have a two-year cliff vesting period and the expense is recognized ratably over a service period of two years.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 24, 2011

To the Executive Board and Member of
Incapital LLC
Chicago, Illinois

Dear Executive Board and Member of Incapital LLC:

In planning and performing our audit of the financial statements of Incapital LLC (the "Company") as of and for the year ended December 31, 2010, (on which we issued our report dated February 24, 2011, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Board and Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP